Exhibit 3.4(a)

CERTIFICATE OF FORMATION

OF

WRCA, LLC

This Certificate of Formation of WRCA, LLC (the “Company”), dated March 21, 2005, is being duly executed and filed by David Guilfoyle, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. ‘18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is WRCA, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o National Corporate Research, Ltd., 615 South DuPont Highway, County of Kent, Dover, Delaware 19901.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware is National Corporate Research, Ltd., 615 South DuPont Highway, County of Kent, Dover, Delaware 19901.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ David T. Guilfoyle
Name: David T. Guilfoyle
Title: Authorized Person